EXHIBIT 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company
Nevoro Inc. (“Nevoro”) 141 Adelaide Street West Suite 420 Toronto, Ontario M5H 3L5
2.	Date of Material Change
July 29, 2008
3.	News Release
A press release was issued on July 29, 2008 and was disseminated through marketwire and filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”).
4.	Summary of Material Change
Nevoro and Sheffield Resources Ltd. (“Sheffield”) completed the previously announced business combination by way of plan of arrangement.
5.	Full Description of Material Change
On July 29, 2008, Nevoro and Sheffield completed a court approved statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) whereby Nevoro purchased all of the outstanding common shares of Sheffield (the “Arrangement”). Pursuant to the Arrangement, each Sheffield common share (a “Sheffield Share”) has been transferred to Nevoro and the holders thereof became entitled to receive, for each such Sheffield Share, 0.80 of one Nevoro common share. 29,937,997 Nevoro common shares have been issued to former holders of Sheffield Shares pursuant to the Arrangement.
Each holder of a Sheffield common share purchase warrant (a “Warrant”) shall receive in lieu of each Sheffield Share to which such holder was entitled upon exercise of the Warrant, but for the same aggregate consideration payable therefor, 0.80 of a Nevoro common share.
Each holder of an outstanding Sheffield stock option (each a “Sheffield Option”) shall receive that number of options to acquire one Nevoro common share equal to the product of: (i) the number of Sheffield Shares subject to the Sheffield Options immediately before closing of the Arrangement, and (ii) 0.80.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer
Further information regarding the matters described in this report may be obtained from Mr. William Schara, President and Chief Executive Officer of Nevoro, who is knowledgeable about the details of the material change and may be contacted at (416) 363-8238.
9.	Date of Report
July 30, 2008

NEVORO INC.
By:	Signed “Talya Ziv-Av”
Talya Ziv-Av
Vice President Legal Affairs and Corporate Secretary